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THIS PRESS RELEASE IS NOT FOR DISTRIBUTION IN THE UNITED STATES OR TO U.S. NEWS AGENCIES

For Immediate Release	TSX-V: MLA

MALA NOCHE RESOURCES CORP. PRICES OFFERING AND
OBTAINS RECEIPT FOR FINAL PROSPECTUS

Vancouver, British Columbia – July 9, 2010 – Mala Noche Resources Corp. (“Mala Noche” or the “Company”) (TSX-V:MLA) announced today that it has received a receipt for its final short form prospectus filed in respect of the previously announced fully marketed public offering of subscription receipts (the "Offering"). The Company entered into an underwriting agreement today with a syndicate of underwriters led by Canaccord Genuity Corp. (the "Underwriters"). Pursuant to the underwriting agreement, the Underwriters have agreed to purchase 50 million subscription receipts of the Company ("Subscription Receipts") at a price of $6.00 per Subscription Receipt for gross proceeds of $300 million.

Each Subscription Receipt will entitle the holder thereof to acquire, for no additional consideration, one post-consolidation common share of Mala Noche (an “Underlying Share”) and 0.4 of a common share purchase warrant (the “Underlying Warrants”). Each whole warrant, which will have a term of five years, will permit the holder to acquire one common share of the Company at a price of $8.00 per share. The Subscription Receipts will automatically convert into Underlying Shares and Underlying Warrants on Mala Noche completing the acquisition of the San Dimas mines and related assets from subsidiaries of Goldcorp Inc. (the “Acquisition”).

The Company has agreed to grant the Underwriters an over-allotment option, exercisable in whole or in part, to purchase up to 7.5 million additional Subscription Receipts at any time on or prior to the date that is 30 days following the closing of the Offering. If this option is exercised in full, the aggregate gross proceeds of the Offering will be $345 million.

The net proceeds of the Offering will be used to finance the Acquisition and to provide working capital. The Company will consolidate all of its common shares on a 20 to one basis immediately prior to the closing of the Acquisition.

The Offering is expected to close on or about July 20, 2010 and is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory and stock exchange approvals, including the approval of the TSX Venture Exchange and the applicable securities regulatory authorities.

The final short form prospectus will be available under the Company’s profile on the SEDAR website at www.sedar.com.

About Mala Noche

Mala Noche Resources Corp. is a Canadian-based mineral resource company focused on precious metals, particularly gold and silver. The Company is focused on building a precious metals portfolio in the Americas by acquiring producing or near-term producing mineral properties.

On June 2, 2010, Mala Noche announced that it had entered into a binding letter agreement with subsidiaries of Goldcorp Inc. to acquire the San Dimas gold-silver mine, and such letter agreement was amended on July 7, 2010. The agreement is subject to a number of conditions, including the completion of an appropriate financing by Mala Noche.

About San Dimas

The San Dimas gold-silver deposit is one of the most significant precious metal deposits in Mexico. San Dimas consists of three underground gold-silver mines located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states. San Dimas produced 113,000 ounces of gold and 5.1 million ounces of silver in 2009. The deposit was first mined in 1757 with historical production from the San Dimas district estimated at 11 million ounces of gold and 582 million ounces of silver, affirming it as a world class epithermal mining district.

Mala Noche’s website is www.malanocheresources.com.

These securities may not be sold nor may offers to buy be accepted prior to the issuance of a receipt for the final short form prospectus from all applicable Canadian jurisdictions.

The securities offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any U.S. state securities laws, and may not be offered or sold in the United States or to United States persons absent registration or any applicable exemption from the registration requirement of the U.S. Securities Act and applicable U.S. state securities laws. This release does not constitute an offer to sell, or the solicitation of an offer to buy securities in the United States, nor will there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

For further information, please contact:

Wade Nesmith
Executive Chairman
Tel: (604) 895-7464
wnesmith@primeromining.com

Joseph F. Conway
President & CEO
Tel: (416) 572 2162
jconway@malanocheresources.com

Tamara Brown
VP, Investor Relations
Tel: (416) 572 2752
tbrown@malanocheresources.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain statements that may be deemed “forward-looking statements such as references to acquisition of producing assets. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of Mala Noche’s management on the date the statements are made. Mala Noche undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change, except as required by law.

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR RELEASE, PUBLICATION, OR DISSEMINATION DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES.

Completion of the Acquisition is subject to a number of conditions. There can be no assurance that the transaction will be completed as proposed or at all. Trading in the securities of Mala Noche Resources Corp. should be considered highly speculative.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.